                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                      For the month of October 31, 1997

                      Dransfield China Paper Corporation
          -----------------------------------------------------------
                (Translation of registrant's name into English)

             36-42 Pok Man Street, 2/F, Mongkok, Kowloon, Hong Kong
          -----------------------------------------------------------
                    (Address of principal executive offices)





         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                  Form 20-F  X              Form 40-F
                           -----                     -----

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                     Yes                          No   X
                        -----                        -----

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________]

Attached for filing are the unaudited interim financial statements of the registrant for the six months ended September 30, 1997.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            DRANSFIELD CHINA PAPER CORPORATION



                                            By: /s/ Thomas J. Kenan
                                                --------------------------------
                                                Thomas J. Kenan, Director



Date:  November 19, 1997

                              FINANCIAL STATEMENTS

                   FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1997


               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                          INDEX TO FINANCIAL STATEMENTS


                                                                            Page
                                                                            ----
DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES:

Consolidated Balance Sheets as of March 31, 1997 and
   September 30, 1997                                                         2

Consolidated Statements of Income (unaudited) for the six months
ended September 30, 1996 and September 30, 1997                               3

Condensed Consolidated Statements of Cash Flows (unaudited) for the
six months ended September 30, 1996 and September 30, 1997                    4

Notes to Consolidated Financial Statements                                  5-9

             DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                  AS OF MARCH 31, 1997 AND SEPTEMBER 30, 1997

       (Amounts in thousands, except number of shares and per share data)

                                                                                            (unaudited)     (unaudited)
                                                                      Notes    3/31/97       9/30/97         9/30/97
                                                                                  HK$           HK$             US$
ASSETS
Current assets
     Cash and bank balances                                                      3,254         6,503             840
     Accounts receivable, net                                                   21,255        16,582           2,142
     Inventories, net                                                    3      12,441         3,945             510
     Prepaid expenses                                                            4,359         2,130             275
     Due from fellow subsidiaries                                        4      29,902        14,257           1,842
                                                                               -------       -------          ------
Total current assets                                                            71,211        43,417           5,609
Fixed assets                                                                   123,161       161,206          20,822
Loan to a related company                                                5      13,366        14,942           1,930
Deposit for Fixed Assets                                                         1,011            --              --
Deferred tax asset                                                                 517           535              69
Other assets                                                                       200           200              26
                                                                               -------       -------          ------

                                                                               209,466       220,300          28,456
                                                                               =======       =======          ======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
     Bank loans and overdrafts, secured                                         16,718        10,163           1,313
     Accounts payable                                                            8,050         4,007             518
     Accrued liabilities                                                         7,007         5,722             739
     Income tax payable                                                            719           905             117
     Due to fellow subsidiaries                                          4      15,851         6,313             815
     Due to a minority shareholder                                               2,103            --              --
                                                                               -------       -------          ------
Total current liabilities                                                       50,448        27,110           3,502
Minority interests                                                               5,101            (1)             --
Due to holding company                                                   6     107,286        68,995           8,912
Loan from a related company                                              5      13,366        14,942           1,930
                                                                               -------       -------          ------
                                                                               176,201       111,046          14,344


Shareholders' equity:
Common Stock, no par value,
     40,000,000 shares authorized;
     (3/31/97: 9,800,000) 14,250,000 shares issued,                      7       3,004       107,091          13,832
     and fully paid up
Preferred Stock, no par value,
     10,000,000 shares authorized;
     Convertible preferred stock - Series A:
     (3/31/97: 2,300,000) Nil shares issued                                     26,687            --              --
     and outstanding
Contributed surplus                                                              1,530           802             104
Retained earnings                                                                2,044         1,361             176
                                                                               -------       -------          ------
Total shareholders' equity                                                      33,265       109,254          14,112
                                                                               -------       -------          ------

Total liabilities and shareholders' equity                                     209,466       220,300          28,456
                                                                               =======       =======          ======



            The accompanying notes form an integral part of these
                      consolidated financial statements

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
      FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1996 AND SEPTEMBER 30, 1997


      (Amounts in thousands, except number of shares and per share data)


                                                   Six          Six            Six
                                                  months       months         months
                                      Notes        ended        ended          ended
                                                  9/30/96      9/30/97       9/30/97
                                                    HK$          HK$            US$

Net sales:
     Paper handkerchiefs
     -third parties                                    --           143            18
     -fellow subsidiaries                          42,747        14,048         1,815
     Other paper products to
      third parties                                47,218        23,923         3,090
                                              -----------   -----------   -----------
                                                   89,965        38,114         4,923

Cost of sales:
     Paper handkerchiefs                          (36,811)      (12,329)       (1,592)
     Other paper products                         (45,009)      (22,849)       (2,951)
                                              -----------   -----------   -----------
                                                  (81,820)      (35,178)       (4,543)

Gross profit                                        8,145         2,936           380

Commission income                                   3,966            --            --

Selling, general and administrative
 expenses
     -third parties                                (7,193)       (2,234)         (289)
     -fellow subsidiaries                          (2,731)       (1,597)         (206)
                                              -----------   -----------   -----------
                                                   (9,924)       (3,831)         (495)

Interest income                                        30             4             1
Interest expense                                   (2,149)         (311)          (40)
                                              -----------   -----------   -----------
                                                   (2,119)         (307)          (39)

Other income/(expenses)
     -compensation from supplier                       --           750            97
     -gain on disposal of subsidiaries                 --           322            42
     -corporate promotion expenses                     --          (548)          (71)
     -others                                           72            28             4
                                              -----------   -----------   -----------
                                                       72           552            72

Income/(loss) before income taxes                     140          (650)          (82)

Provision for income taxes
     -Current                                        (614)          (51)           (7)
     -Deferred                                        520            18             2
                                              -----------   -----------   -----------
                                                      (94)          (33)           (5)
                                              -----------   -----------   -----------
Income/(loss) before minority
 interests                                             46          (683)          (87)

Minority interests                                    336            --            --
                                              -----------   -----------   -----------
Net income/(loss)                                     382          (683)          (87)
                                              ===========   ===========   ===========
Earnings/(loss) per share (cent)      8              4.11         (5.28)        (0.67)
                                              ===========   ===========   ===========
Shares used in computation of
     earnings/(loss) per share        8         9,300,000    12,925,683    12,925,683
                                              ===========   ===========   ===========


             The accompanying notes form an integral part of these
                      consolidated financial statements.





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
              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
       FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1996 AND SEPTEMBER 30, 1997

      (Amounts in thousands, except number of shares and per share data)



                                                                           Six              Six            Six
                                                                         months           months         months
                                                                          ended            ended          ended
                                                                         9/30/96          9/30/97        9/30/97
                                                                           HK$              HK$            US$

Net cash provided by/(used for)
     operating activities                                                    835           15,999          2,068

Cash flow from investing activities:
     Acquisition of fixed assets                                         (13,673)         (38,693)        (4,998)
     Acquisition of further interest in a subsidiary                          --           (5,182)          (669)
     Proceeds from disposal of subsidiaries                                   --              674             87
                                                                          ------           ------          -----
Net cash used in investing activities                                    (13,673)         (43,201)        (5,580)
                                                                          ------           ------          -----
Cash flows from financing activities:
     Advances from holding company                                        11,989           33,330          4,305
     Repayment of loan to a minority shareholder                          (3,218)          (2,103)          (272)
     New issue of common stock                                                --            5,779            746
     Bank loans and overdrafts,secured                                     5,825           (6,555)          (847)
                                                                          ------           ------          -----
Net cash provided by financing activities                                 14,596           30,451          3,932
                                                                          ------           ------          -----

Net increase/(decrease) in cash and cash equivalents                       1,758            3,249            420

Cash and cash equivalents, at beginning
     of period                                                               853            3,254            420
                                                                          ------           ------          -----
Cash and cash equivalents, at end of period                                2,611            6,503            840
                                                                          ======           ======          =====



            The accompanying notes form an integral part of these
                      consolidated financial statements.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                       Six Months ended September 30, 1997

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)

1.       BASIS OF PRESENTATION

         The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a presentation have been included. Operating results for the six month period ended September 30, 1997 are not necessarily indicative of the results that may be expected for the year ending March 31, 1998. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended March 31, 1997 included in the previous Registration Statement.

2.       FOREIGN CURRENCY EXCHANGE

         The financial information has been prepared in Hong Kong dollars ("HK$"), the official currency of Hong Kong. Solely for the convenience of the reader, the financial statements have been translated into United States dollars prevailing on September 30, 1997 which was US$1.00 = HK$7.742. No representation is made that the Hong Kong dollar amounts could have been, or could be, converted into United States dollars ("US$") at that rate or any other certain rate on September 30, 1997.

3.       INVENTORIES, NET

         Inventories are comprised of:

                                                                       (Unaudited)       (Unaudited)
                                                        3/31/97          9/30/97           9/30/97
                                                            HK$              HK$               US$
         Raw materials                                    2,207            2,447               316
         Finished goods                                  11,496            2,621               339
         Less:   Allowance for obsolescence              (1,262)          (1,123)             (145)
                                                         ------           ------             -----
         Inventories, net                                12,441            3,945               510
                                                         ======           ======             =====

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                       Six Months ended September 30, 1997

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


4.       DUE FROM (TO) FELLOW SUBSIDIARIES

         Balances with fellow subsidiaries are unsecured, interest-free and repayable within one year. The Group utilized the banking facilities of certain fellow subsidiaries and the interest incurred on the banking facilities were reimbursed by the Group.


5.       LOANS WITH A RELATED COMPANY

         In May 1995, the Company entered into an agreement with a third party, Broadsino Investment Company Limited ("Broadsino") to establish Dransfield Broadsino Paper Holdings Limited ("DBPHL"), a company which is 80% owned by the Company. DBPHL then entered into an agreement to establish a Sino-foreign equity joint venture company, JYDP, which is 60% owned by DBPHL and is principally engaged in paper manufacturing. DBPHL has committed to contribute an amount of US$9.26 million (approximately HK$72 million) to JYDP, to be financed by a shareholders' loan.

         The Company, DBPHL and Broadsino entered into a loan agreement whereby the Company and Broadsino agreed to make an interest-free shareholders' loan of US$9.26 million (approximately HK$72 million) (the "Shareholders' Loan") to DBPHL. Pursuant to another agreement, the Company agreed to make a loan of US$1,852 (approximately HK$14 million) to Broadsino, bearing compound interest at the rate of 6 percent per annum, to finance its share of the Shareholders' Loan to DBPHL. DBPHL has pledged all its assets with the Company and Broadsino for the repayment in full of the Shareholders' Loan. In addition, DBPHL also undertakes to apply any amounts, including dividends, which may be distributed by JYDP to it to repay, in full, the Shareholders' Loan. Broadsino has pledged both its 20 percent shareholding in DBPHL and any amount it may receive from DBPHL as repayment of its proportion of the Shareholders' Loan to secure the repayment, in full, of the loan from the Company. A promissory note has been issued by a wholly owned subsidiary of Broadsino in favour of the Company.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                       Six Months ended September 30, 1997

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


5.       LOANS WITH A RELATED COMPANY (Continued)

         As at September 30, 1997, the Company advanced HK$14,942 (US$1,930) to Broadsino for the capital injection in JYDP, which is classified as a loan to a related company. The same amount of HK$14,942 (US$1,930) is recorded in the consolidated financial statements a long term loan payable to Broadsino by DBPHL. The loan to and loan from a related company have no fixed repayment terms.

6.       DUE TO HOLDING COMPANY

         The long term liability balance, which is used to finance the Group's capital investment, is unsecured and interest-free. The holding company has agreed that it will not demand payment of the amount prior to April 1, 1999.

         The current balance is unsecured, interest-free and has no fixed term of repayment.

7.       NUMBER OF SHARES OUTSTANDING

         On May 30, 1997, the Company issued 2.3 million shares of common stock to the holding company on conversion of its 2.3 million shares of Series A convertible preferred stock and issued an additional one million shares of common stock to the holding company at US$5 per share on conversion of HK$38,685 (US$5,000) of the amount due to the holding company.

         In early June 1997, the Company issued 150,000 new shares of common stock at US$5 per share and is currently in the progress of public offering of 150,000 additional new shares of common stock of the Company at US$5 per share (based on the market price on that date).

         On September 19, 1997, the Company issued one million shares of common stock to the holding company at US$4.25 per share (based on the market price on that date) on conversion of HK$32,936 (US$4,250) of the amount due to the holding company.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                       Six Months ended September 30, 1997

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)

8.       EARNINGS/(LOSS) PER SHARE

         The earnings per common share for the six months ended September 30, 1996 were computed by dividing net income by 9.3 million shares of common stock on the assumption that such shares issued to the holding company upon the effectiveness of the merger had existed at April 1, 1996.

         The loss per common and common equivalent share for the six months ended September 30, 1997 were computed by dividing net loss applicable to common and common equivalent shares by the weighted average number of shares of common stock and common stock equivalents outstanding during the period. The convertible preferred stock has been considered to be the equivalent of common stock from its issuance on September 4, 1996. Each share of Preferred Stock is convertible into one share of Common Stock. The number of shares issuable on conversion of preferred stock was added to the number of common shares.

9.       FINANCIAL INSTRUMENTS

         The carrying amount of the Company's cash and bank balances approximate their fair value because of the short maturity of those instruments. The carrying amounts of the Company's borrowing approximate their fair value based on the borrowing rates currently available for borrowings with similar terms and average maturities, except for the loans from holding company, which, due to their nature, the fair value is not determinable.

10.      CONCENTRATION OF RISK

         Concentration of credit risk:

         The Group's principal activities are distribution of fine paper and paper handkerchiefs. The Group has long standing relationships with most of its customers. The Group performs ongoing credit evaluation of its customers' financial conditions and, generally does not require collateral.

         The allowance for doubtful accounts the Group maintains is based upon the expected collectibility of all accounts receivable.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                       Six Months ended September 30, 1997

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)

10.      CONCENTRATION OF RISK (Continued)

         Current vulnerability due to certain concentrations:

         The Group has investments in the PRC. The value of the Group's investment may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for the past 18 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC's political, economic and social life. There is also no guarantee that the PRC government's pursuit of economic reforms will be consistent or effective.